SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2006

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.



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                        MER Telemanagement Solutions Ltd.



6-K Items

     1. Press release re MTS Breakthrough Enables Enterprises to Control Mobile Phone Usage and Pricing dated May 8, 2006.

                                                                          ITEM 1

Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS Breakthrough Enables Enterprises to Control Mobile Phone Usage and Pricing

Monday May 8, 8:30 am ET

- New Mobile Phone Reconciliation Module Quickly and Easily Identifies Usage and Rating Overcharges Without Relying on Service Provider Data -

RA'ANANA, Israel and FAIR LAWN, N.J., May 8 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of business support systems (BSS) for comprehensive telecommunication management and customer care & billing solutions, today announced that a major technological breakthrough using its patent pending solution has produced a system that can continuously monitor mobile phone usage and pricing independently of the service provider's data. The MTS Mobile Phone Reconciliation (MPR) module, a part of the MTS Invoice Management solution, e nables enterprise customers to run an independent rating and billing process of their actual usage and then reconcile it with the service provider's invoices to detect usage and rating overcharges. The MPR module enables enterprises to obtain information about calls and other usage events (such as SMS messages, data and MMS) made from the organization's mobile phones in almost real time regardless of the identity of the service provider.

This new service module, which can be purchased and run separately, takes the mystery out of service provider invoices by quickly and easily deciphering the complex maze of mobile phone fee structures, pricing calls using the correct roaming tariff and verifying them according to contracted rates and special plans, such as corporate VPN calls, special international corporate tariffs, etc. The Mobile Phone Reconciliation module is the latest addition to the MTS Application Suite platform, which comprises a number of modules that work in tandem to manage all telecommunications expenses, such as invoice management, bill verification, call accounting, and workflow management.

Corporate mobile phones equipped with MTS' unique solution enable corporate administrators to obtain continuous usage reports from such devices as if they were PBX extensions, thereby enabling over-usage real-time alerts to offending employees, and fraud detection according to corporate rules and other applications.

Eytan Bar, president & CEO, remarked, "I'm extremely pleased that MTS has developed a solution that allows our enterprise customers to independently verify their mobile phone bills. This new module provides MTS with yet another opportunity to act as an 'honest broker,' rendering real prices for calls and potentially exposing unintentional billing errors."

Mr. Bar added, "Using the MTS Mobile Phone Reconciliation Module, enterprises now will have a true picture of the telecommunications expenditures of each mobile phone user. By using the full complement of our Application Suite, they will have a fully converged solution that is user-centric, displaying all landline, mobile phone, calling card and other telecom expenses according to invoices received."

Initially, MTS will roll out the Mobile Phone Reconciliation module to enterprise customers. The Company also plans to roll out the product to individual customers, via a subscription service to a systems house that will serve as an outsourcing service in an ASP model.

Finally, the Mobile Reconciliation Module also can be fully integrated into the MTS Telecommunications Expense Management (TEM) solution. TEM features an automated simplified tool for managing, monitoring and routing invoices for payment or correction. Invoice data is transmitted from all sources, including calling cards, purchase orders, mobile lines and landlines, and automatically analyzed relative to real usage, thereby reducing overhead costs caused by invoice discrepancies, disputes and errors. These features provide the means by which an enterprise can realize a timely positive return on investment.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.




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Since 1984, MTS' Telecommunications expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

    Contacts:

    Company:                                 Investor Relations:
    Shlomi Hagai                             Kathy Price
    Corporate COO & CFO                      Managing Director
    MTS - MER Telemanagement Solutions       The Global Consulting Group
    Tel: +972-9762-1733                      Tel: +1 646-284-9430
    Email: Shlomi.Hagai@mtsint.com           Email: kprice@hfgcg.com




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                   (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                 Eytan Bar
                                                 President and
                                                 Chief Executive Officer



Date: May 8, 2006